UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2023

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B

Herzliya 562 Israel
+972-9-9531142
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NeuroSense Therapeutics Ltd. (the “Company”) has made available an updated presentation about its business (the “Presentation”), a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

The Presentation now contains data from an independent study assessing various commercially available and exploratory therapies for the treatment of amyotrophic lateral sclerosis (“ALS”), including the Company’s lead product candidate, PrimeC.

This non-sponsored research was carried out by Dr. Justin Ichida, at the University of Southern California, in a predictive disease model utilizing induced pluripotent stem cells (iPSCs) generated from people living with ALS.

PrimeC performed favorably when viewed alongside other treatment methods, including Amylyx's (NASDAQ: AMLX) combination therapy (AMX0035) and Mitsubishi Tanabe's commercial drug (Radicava), with researchers observing statistically significant improvements in motor neuron survival.

The new data in the Presentation is not an admission as to the materiality of any information therein. The information contained in the Presentation is summary information that should be considered in the context of the Company’s filings with the Securities and Exchange Commission and other public announcements the Company may make by press release or otherwise from time to time.

Exhibit Index

Exhibit No.	Description
99.1	Presentation, dated April 2023

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: April 20, 2023	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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